July 25, 2024

Justin Stiefel
Chief Executive Officer
Heritage Distilling Holding Company, Inc.
9668 Bujacich Road
Gig Harbor, Washington 98332

        Re: Heritage Distilling Holding Company, Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed July 5, 2024
            File No. 333-279382
Dear Justin Stiefel:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 5, 2024 Cover Page

1. We note that you included a resale prospectus for shares to be sold by the selling stockholders. Please revise to disclose the reasons you have included the resale prospectus when you disclose under the Explanatory Note caption that the Selling
        Stockholders have expressed an intent not to sell the shares of common stock to be sold pursuant to the Resale Prospectus concurrently with the commencement of [y]our initial public offering of common stock."


2.      Please ensure that the disclosure under the Explanatory Note caption
that    the Selling
        Stockholders have expressed an intent not to sell the shares of common stock to be sold pursuant to the Resale Prospectus concurrently with the commencement of [y]our initial
 July 25, 2024
Page 2

       public offering of common stock" is consistent with the disclosure on the cover page of the Resale Prospectus that "The Selling Stockholders have represented to us that they have no intention to offer or sell their shares less than 90 days following the closing of
       [y]our initial public offering of common stock."

3. Please clarify the reasons for the structure of the offerings disclosed in your filing. In particular, discuss the purpose of offering warrants to purchase an aggregate of up to
       500,000 shares of your common stock at an exercise price of $0.01 per share in a concurrent private placement.

Capitalization, page 53

4. We note your capitalization table includes "inventory" which is not part of your capital structure. Please remove this line item from your table.
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Investments/Investment in Flavored Bourbon LLC, page F-13

5. We note that you recorded a gain of $3,421,000 related to the increase in fair value of your investment in Flavored Bourbon LLC reflecting the observable price change as a result of the January 2024 capital call. However, your disclosure here indicates that the capital call was conducted to raise capital at the same valuation as the last raise, which
       appears to suggest that the fair value of the Company   s investment did
not change as a
       result of this transaction. In this regard, please explain to us how you calculated the gain and include in your disclosure the methods and key assumptions you used to determine the fair value of your investment in Flavored Bourbon LLC.

Note 16. Subsequent Events, page F-36

6. Your response to prior comment 6 states that the holders of the Whiskey Special Ops
       2023 Notes and related warrants will receive common stock or pre-paid warrants in lieu of common stock that can be exercised after the closing of this offering, and that the warrants originally issued in connection with the issuance of the Whiskey Special Ops
       2023 Notes were relinquished and canceled as part of the negotiated exchange of the
       Notes for common stock. However, your disclosures continue to state that the Notes and warrants were exchanged for 2,399,090 shares of common stock and 546,927 prepaid
       warrants, and the table in Annex A     page 2 of your response letter
appears to indicate
       that the newly issued warrants will be outstanding after the completion of this offering.
       Please clarify whether you plan to issue pre-paid warrants and expects them to be outstanding after the completion of this offering. If so, revise to disclose the terms of the new warrants and tell us your basis for classifying them in equity. Exhibits

7. Please file as an exhibit the June 2024 agreement to complete a loan modification mentioned in the first full paragraph on page 79 and the private placement transaction mentioned on page 128.
 July 25, 2024
Page 3

General

8. Please revise the disclosure in the Selling Stockholders section on page Alt-4 to include a materially complete discussion of how the selling stockholders acquired the securities that you are registering for resale on their behalf.
9. We note your disclosure on page Alt-7 that your selling stockholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that purchases by a broker-dealer as principal and resales by the broker-dealer for its account would constitute a material change requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.


10. Please tell us, with a view to disclosure, why the Plan of Distribution section on pages
       Alt-7 and Alt-8 does not include disclosure that the selling stockholders have represented that they have no intention to offer or sell their shares less than 90 days following the closing of your initial public offering of common stock mentioned on the cover page of the Resale Prospectus.

11. You disclose on page Alt-7 an intent to list on NYSE American, contrary to the disclosure on the IPO cover page. Please reconcile.
12. You disclose that the purchasers in the concurrent "private placement" of warrants you intend to conduct will be "certain purchasers of shares of our common stock in this offering." Please provide your analysis of how conducting these offerings simultaneously will be consistent with Section 5 of the Securities Act.
13. We note your statement that the Selling Stockholders will participate in a potential resale.
       Please revise to state, if true, that the Selling Stockholders will sell shares only once such shares are listed on the Nasdaq or other market and that the Selling Stockholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.
14. Please disclose the supermajority vote requirements of Articles VI.F and XI in Exhibit 3.4 and the related risks to investors.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
 July 25, 2024
Page 4
cc:   M. Ali Panjwani, Esq.